January 24, 2025

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Rucha Pandit

Re:	Atlantic International Corp. Form S-4/A Registration Statement File No. 333-284049

Dear Ms. Pandit:

Confirming our telephone conversation today on behalf of Atlantic International Corp. (the “Company”), and with reference to the above-referenced Registration Statement on Form S-4/A (the “Registration Statement”), the Company hereby withdraws its acceleration request, dated January 23, 2025, in which the Company requested acceleration of the effectiveness of the Registration Statement at 4:00 p.m., Eastern time, on January 25 (sic), 2025, or as soon thereafter as possible.

Davidoff Hutcher & Citron LLP

By:	/s/ Elliot H Lutzker
Elliot H Lutzker, Partner